UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director/PDMR Shareholding






                                 PEARSON PLC

                                (the "Company")



Annual Bonus Share Matching Plan (the "Plan")


On 11 May 2006, participants became entitled to ordinary shares in the Company ("Shares") on maturity of their right to "matching shares" under the rules of the Plan (the "Rules"). Under the Plan, participants who invest their after-tax bonus in shares become entitled, without payment, to "matching shares" on a one-for-one basis if a corporate performance target is met over a five year period. In relation to awards made on 11 May 2001, the five year performance target was met in 2006. Accordingly, under the Rules, participants are now entitled to matching shares on a one-for-one basis.


The pre-tax number of matching shares to which executive directors became entitled is as follows:-

Name of Director                          Number of Shares

Marjorie Scardino                              14,181
David Bell                                      6,371
John Makinson                                   9,553

The Rules require that sufficient shares are sold to discharge the PAYE income tax liability on the shares released. In consequence, the shares set out in the second column below were sold on 11 May 2006 at a price of 7.685p per share, leaving the after-tax number of shares set out in the final column below:-

Name of Director    Number of Shares Sold       Number of Shares Retained

Marjorie Scardino          5,815                            8,366
David Bell                 2,613                            3,758
John Makinson              3,917                            5,636

As a result, the executive directors named below are interested in the following shares (excluding shares to which they may become entitled , subject to satisfaction of any relevant conditions, under the Company's employee share schemes):-

Name of Director      Number of Shares       % of Issued Share Capital

Marjorie Scardino          199,015                        0.02474
David Bell                 111,316                        0.01384
John Makinson              160,987                        0.02001

The shares required to satisfy these awards have been sourced from an employee benefit trust established by the Company. Each executive director is deemed for Companies Act purposes to be interested in all the shares held by the trust. As a result of the release of shares described above, the number of shares held by Mourant & Co Trustees Limited (as trustee of the Pearson plc Employee Share Ownership Trust) is 1,694,323 shares (representing 0.2106% of the Company's issued ordinary share capital).


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 11 May, 2006

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary